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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 4)

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                               ARTISTdirect, Inc.
                                (Name of Issuer)

                           ARTISTdirect, Inc. (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   04315D 10 3
                      (CUSIP Number of Class of Securities)

                                James B. Carroll
                               ARTISTdirect, Inc.
          5670 Wilshire Blvd., Suite 200, Los Angeles, California 90036
                            Telephone: (323) 634-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                  38 Technology Drive, Irvine, California 92618
                            Telephone: (949) 790-6300

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
              $3,000,000                                    $600.00

 * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,000,000 shares of Common Stock, par value $0.01 per share, at the maximum tender offer price of $1.50 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $600
Form or Registration No.:  Schedule TO
Filing Party:  ARTISTDIRECT, INC.
Date Filed:  February 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates.

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 4 to Schedule TO further amends and supplements the
Schedule TO originally filed on February 26, 2001, as amended on March 8, 2001, March 14, 2001 and March 30, 2001 relating to the tender offer by ARTISTdirect, Inc., a Delaware corporation, to purchase 2,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, at prices not greater than $1.50 nor less than $1.25 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 26, 2001, as amended on March 8, 2001, March 14, 2001 and March 30, 2001 and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

ITEM 1. SUMMARY TERM SHEET

         (a) The tender offer, which was scheduled to expire at 5:00 p.m., New York City time, on April 9, 2001, is hereby extended to 12:00 p.m. midnight, New York City time, on April 11, 2001, unless further extended.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The tender offer, which was scheduled to expire at 5:00 p.m., New York City time, on April 9, 2001, is hereby extended to 12:00 p.m. midnight, New York City time, on April 11, 2001, unless further extended.

ITEM 6. Purposes of the Transaction and Plans or Proposals

         (a) The ninth paragraph of Section 9 of the Offer to Purchase is hereby amended and restated in its entirety with the following two paragraphs:

         On April 2, 2001, we entered into a preliminary agreement with veteran entertainment executive Ted Field to become Chairman & CEO of ARTISTdirect and form a new record label in partnership with ARTISTdirect. The label, Radar Records, will be a 50/50 co-venture between ARTISTdirect and Mr. Field, with ARTISTdirect providing a significant financial commitment. Marc Geiger, our current Chairman & CEO of ARTISTdirect, will become Vice Chairman and President of Artist Services and will be responsible for building the talent agency business with Donald Muller. In addition to the formation of the joint venture and the financial commitment of ARTISTdirect, the preliminary agreement contemplates that ARTISTdirect would enter into a five-year employment agreement with Mr. Field and that he and two of his designees would join the ARTISTdirect Board of Directors. As currently contemplated, Mr. Field would also serve as the CEO of the record label.

         The preliminary agreement is non-binding and there can be no assurance that ARTISTdirect will be successful in entering into a definitive transaction with Mr. Field. The consummation of a transaction is conditioned on the parties successfully negotiating and entering into a definitive agreement as well as the completion of legal, financial and business due diligence by both parties. The transaction is also subject to ARTISTdirect obtaining final approval by the company's Board of Directors as well as obtaining shareholder approval for the transaction. In addition, even if the transaction is consummated, if we are not able to successfully develop and operate the new record label, our business, results of operations and financial condition could be materially and adversely affected.

         (b) The tender offer, which was scheduled to expire at 5:00 p.m., New York City time, on April 9, 2001, is hereby extended to 12:00 p.m. midnight, New York City time, on April 11, 2001, unless further extended.

ITEM 12. EXHIBITS.

         (a)(5)(E)  Press Release, dated April 4, 2001

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARTISTDIRECT, INC.


                                             By: /s/ James B. Carroll
                                                 ------------------------------
                                                 Name: James B. Carroll
                                                 Title: Chief Financial Officer

Dated: April 4, 2001

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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                DESCRIPTION

(a)(5)(E)             Press Release, dated April 4, 2001